UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. ________)*

                 Golden Poultry Company, Inc.
                       (Name of Issuer)

                  Common Stock, no par value
                (Title of Class of Securities)

                           381151109
                        (CUSIP Number)

                     Jack L. Lawing, Esq.
          General Counsel, Vice President & Secretary
                        Gold Kist Inc.
              244 Perimeter Center Parkway, N.E.
                  Atlanta, Georgia 30346-2397
                        (770) 393-5000
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)
                       January 13, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement _X_ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D

CUSIP No. 381151109

1    Name of reporting person
     Gold Kist Inc.

     S.S. or I.R.S. Identification No. of above person
      58-0255560

2    Check the appropriate box if a member of a group  (a)______
                                                       (b) ______

3    SEC use only


4    Source of funds*
        WC   OO   BK

5    Check box if disclosure of legal proceedings is required
     pursuant to items     2(d) or 2(e)________

6    citizenship or place of organization
               Georgia

NUMBER OF      7    Sole voting power
SHARES                   10,901,802
BENEFICIALLY
OWNED BY       8    Shared voting power
EACH
REPORTING      9    Sole dispositive power
PERSON                   10,901,802
WITH           10  Shared dispositive power


11   Aggregate amount beneficially owned by each reporting
     person
                    10,901,802

12   Check box if the aggregate amount in row (11) excludes
     certain shares         ______

13   Percent of class represented by amount in row (11)
          75%

14   Type of reporting person*
          CO

Item 1.  Security and Issuer

   This statement relates to the common stock, no par value per share (the "Common Stock"), of Golden Poultry Company,
Inc., a Georgia corporation (the "Company"). The Company's principal executive offices are located at 244 Perimeter
Center Parkway, N.E., Atlanta, Georgia 30346-2397.

Item 2.  Identity and Background

   The person filing this statement is Gold Kist Inc., a Georgia corporation organized under the Georgia Cooperative Marketing Act ("Gold Kist"). Gold Kist is a diversified agricultural cooperative serving farmers and agricultural supply dealers in the Southeast, Midsouth and Southwest. Gold Kist's principal business address is, and its principal offices are located at, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346-2397.

   Gold Kist's shares of the Common Stock are owned through its wholly owned subsidiary Agri International, Inc. Gold
Kist exercises sole voting power and investment power with respect to all of such shares.

   During the past five years, neither Gold Kist nor, to the best of Gold Kist's knowledge, any of its directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The name, business address, present principal occupation and citizenship of each director and each executive officer of Gold Kist are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

   Between December 17, 1996, and January 9, 1997, Gold Kist purchased (through its wholly owned subsidiary, Agri International, Inc.) an aggregate of 299,395 shares of Common Stock beneficially held by the following directors and officers of Gold Kist and their spouses and minor children:
Dan Smalley, W. P. Smith, Jr., Fred K. Norris, Jr., James E. Brady, Jr., A. Jack Nalley, G. O. Coan, John Bekkers, Kenneth
N. Whitmire, Paul G. Brower, Peter J. Gibbons, Jack L. Lawing, Walter F. Pohl, Jr., Jerry L. Stewart, Stephen O. West and J. David Dyson. As directed by the Final Judgment and Decree issued on September 13, 1996 by the Circuit Court of Jefferson County, Alabama in the lawsuit Ronald Pete Windham and Windham Enterprises, Inc. on their behalf and on behalf of and for the use and benefit of Gold Kist Inc. and its shareholders/members
v. Harold O. Chitwood, individually in his capacity as an officer of Gold Kist and a Director of Golden Poultry; et al ("Windham Case"), Gold Kist paid $13 per share of Common Stock purchased from such persons. Certain of such shares held by officers were held pursuant to unexercised vested options, and Gold Kist also paid an amount to such officers for the cancellation of such vested options. The cancellation price was determined using the Black Scholes formula. The total consideration for the purchase of all such Common Stock was $3,892,135. The consideration was paid in cash, and the source of the funds was Gold Kist's working capital, advances under existing Gold Kist credit facilities from a syndicate of banks with SunTrust Bank, Atlanta, Georgia, as agent bank, and proceeds from the sale of Gold Kist Capital Certificates of Interest. The purchase from each director and officer was made pursuant to a written Offer to Purchase or an Offer With Respect to Options for Common Stock from Gold Kist to each such person dated December 10, 1996, the form of each of which is attached hereto as Exhibit 2, which is incorporated herein by reference. Following such purchases and on the date of this filing, no director or officer of Gold Kist owns any shares of the Company's Common Stock.

   On January 13, 1997, the Board of Directors of Gold Kist adopted a resolution authorizing the officers of Gold Kist to negotiate with the Company to pursue a transaction in which Gold Kist would acquire all of the shares of the Company's Common Stock not currently owned by Gold Kist, so that the Company would become an indirect wholly owned subsidiary of Gold Kist. Those negotiations are in the initial stages, and no terms have been agreed upon. All funds needed by Gold Kist to acquire such shares of Common Stock will be obtained from Gold Kist's working capital, advances under existing Gold Kist credit facilities from a syndicate of banks with SunTrust Bank, Atlanta, Georgia, as agent bank, and proceeds from the sale of Gold Kist Capital Certificates of Interest.

Item 4.  Purpose of Transaction

   Gold Kist purchased the shares of Common Stock from the directors and officers named in Item 3 above, and will negotiate to acquire the remaining shares of the Company's Common Stock that Gold Kist does not currently own, for the purpose of acquiring 100% of the Company's Common Stock and causing the Company to become an indirect wholly owned subsidiary of Gold Kist. The purchases from directors and officers were ordered by the Court in the Windham Case. The proposed purchase by Gold Kist of the remaining shares of the Company's Common Stock not currently owned by Gold Kist was not ordered in such Final Judgment and Decree, but has been deemed by the Gold Kist Board of Directors to be in the best interests of the members of Gold Kist. All of such remaining shares of the Company's Common Stock are publicly traded, and if a purchase by Gold Kist were to be effected, Golden Poultry would no longer have any shares of Common Stock trading in the public securities markets.

Item 5.  Interest in Securities of the Issuer

   Prior to the December 1996 and January 1997 purchases of Common Stock from the directors and officers named in Item 3 above, Gold Kist owned 10,602,407 shares of the Company's Common Stock, representing approximately 73% of the Company's total issued and outstanding Common Stock.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements or understandings among or between Gold Kist, its officers or directors, or the Company with respect to the Common Stock. No director or officer of Gold Kist owns any shares of Common Stock. Gold Kist controls the Company through its current 75% ownership of the Company's Common Stock, and the Gold Kist officers have been authorized to negotiate with the Company to pursue a transaction in which Gold Kist would acquire the remaining Common Stock.

Item 7.  Material to Be Filed as Exhibits

   The following Exhibits are filed as part of this Schedule
     13D:

Exhibit 1 Name, business address, present principal occupation and citizenship of each director and executive officer of Gold Kist Inc.

Exhibit 2 Form of Offer to Purchase dated December 10, 1996, and Form of Offer with Respect to Options for Common Stock, dated December 10, 1996, from Gold Kist Inc. to certain of its directors and officers offering to purchase shares of Common Stock of Golden Poultry Company, Inc.


                           SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1997

                                   GOLD KIST INC.


                                   /s/ Jack L. Lawing
                                   Jack L. Lawing
                                   General Counsel, Vice
                                   President & Secretary

                         EXHIBIT INDEX


   Sequential
   Exhibit                                        Page No.


1 Name, business address, present principal occupation and citizenship of each executive officer and director of Gold Kist Inc. __

2         Form of Offer to Purchase dated December 10,
          1996, and Form of Offer with Respect to Options
          for Common Stock, dated December 10, 1996, from
          Gold Kist Inc. to certain of its directors and officers offering to purchase shares of Common
          Stock of Golden Poultry Company, Inc.             __
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